Exhibit 8(a)
    , 2008
Cleveland-Cliffs Inc
1100 Superior Avenue
Cleveland, Ohio 44114-2544
Ladies and Gentlemen:
     Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 15, 2008, by and among Cleveland-Cliffs Inc, an Ohio corporation (“Parent”), Daily Double Acquisition, Inc. (now known as Alpha Merger Sub, Inc.), a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Alpha Natural Resources, Inc., a Delaware corporation (the “Company”), Merger Sub will merge with and into the Company (the “Merger”). Section 6.2(d) of the Merger Agreement provides that conditions to closing are the receipt by Parent of an opinion of Jones Day that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that Parent and the Company will each be a “party” to such reorganization within the meaning of Section 368(b) of the Code. Capitalized terms used but not defined herein shall have the same meanings as ascribed to such terms in the Merger Agreement.
     For purposes of rendering our opinion, we have reviewed and are relying upon the Merger Agreement, the Registration Statement on Form S-4 (the “Registration Statement”), which includes the Joint Proxy Statement/Prospectus of Parent and the Company related to the Merger, filed with the Securities and Exchange Commission, and certain representations of Parent and the Company contained in letters addressed to us, dated as of the date hereof, and such other documents, records and instruments that we have deemed necessary or appropriate for purposes of this opinion. In addition, we have assumed that (i) the Merger will be consummated in the manner contemplated by the Registration Statement and in accordance with the provisions of the Merger Agreement, none of which will be waived and (ii) the statements concerning the Merger and the representations set forth in the Merger Agreement and the Registration Statement are true, correct and complete as of the date of this letter and will continue to be true, correct and complete at all times up to and including the Effective Time of the Merger. If any of the foregoing assumptions are untrue for any reason, our opinion as expressed below may be adversely affected and may not be relied upon.
     Our opinion is based on the Code, Treasury Regulations issued thereunder, Internal Revenue Service pronouncements, and judicial decisions, all as in effect on the date hereof. These authorities are subject to change, which could be retroactive, and we can provide no assurance as to the effect that any change may have on the opinion that we have expressed below. An opinion of counsel is not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or a court would not take a contrary position with respect to the conclusions set forth below.

Cleveland-Cliffs Inc
[Closing Date, 2008]

     Based upon and subject to the foregoing, we are of the opinion that:
1.	The Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

2.	Parent and the Company will each be a “party” to such reorganization within the meaning of Section 368(b) of the Code.
     We express no opinion as to any laws other than the federal income tax laws of the United States of America, and do not express any opinion, either implicitly or otherwise, on any issue not expressly addressed above.
     This form of opinion is being furnished to you for submission to the Securities and Exchange Commission (the “Commission”) as an exhibit to the Registration Statement. We hereby consent to the filing of this form of opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,